                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


     For the period October 16, 2001 to October 31, 2001
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                                   JACADA LTD.
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                 (Translation of registrant's name into English)



                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]             Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ ] No [X]

                                EXPLANATORY NOTE

Attached is:

1. Press Release, released publicly on October 31, 2001.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   JACADA LTD.



                                   By:      /s/ Robert C. Aldworth
                                      -----------------------------------------
                                      Name:  Robert C. Aldworth
                                      Title: Chief Financial Officer

Dated: October 31, 2001


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